                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                                   8x8, Inc.
        --------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, Par Value $0.001
        --------------------------------------------------------------
                         (Title of Class of Securities)


                                  282912 10 4
                          --------------------------
                                (CUSIP Number)


                               December 16, 1999
        --------------------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 ----------------------                                 ------------------
 CUSIP NO. 282912 10 4              13G                 Page 2 of 17 Pages
 ----------------------                                 ------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Citadel Limited Partnership
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.    SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                    5.    SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                    6.    SHARED VOTING POWER
   BENEFICIALLY
                          $3,750,000 principal amount of Series A Convertible
     OWNED BY             Notes (convertible into 531,915 shares of Common Stock
                          /(1)(2)/
      EACH
                          Warrants (exercisable into 531,915 shares of Common
    REPORTING             Stock)/(2)/
                  -----------------------------------------------------------
     PERSON          7.   SOLE DISPOSITIVE POWER

       WITH               0

                  -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          See Row 6 above.
------------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(2)/

                                                                    [X]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)



------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                    PN;HC


------------------------------------------------------------------------------
/(1)/ Series A Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

 ----------------------                                 ------------------
 CUSIP NO. 282912 10 4              13G                 Page 3 of 17 Pages
 ----------------------                                 ------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name GLB Partners, L.P.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.    SEC USE ONLY


------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware limited partnership
      U.S.A.
------------------------------------------------------------------------------
                    5.    SOLE VOTING POWER

     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                    6.    SHARED VOTING POWER
   BENEFICIALLY
                          $3,750,000 principal amount of Series A Convertible
     OWNED BY             Notes (convertible into 531,915 shares of Common Stock
                          /(1)(2)/
      EACH
                          Warrants (exercisable into 531,915 shares of Common
    REPORTING             Stock)/(2)/
                  -----------------------------------------------------------
     PERSON          7.   SOLE DISPOSITIVE POWER

       WITH               0

                  -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          See Row 6 above.
------------------------------------------------------------------------------
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Row 6 above.
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(2)/

                                                                    [X]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)

------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                    PN;HC

------------------------------------------------------------------------------
/(1)/ Series A Convertible Notes also accrue at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

--------------------                                         ------------------
CUSIP No.282912 10 4                 13G                     Page 4 of 17 Pages
--------------------                                         ------------------



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.    Delaware limited liability company
       U.S.A.
------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    5.
                                0
                   -----------------------------------------------------------
    NUMBER OF            SHARED VOTING POWER
                    6.
      SHARES             $3,750,000 principal amount of Series A Convertible
                         Notes (convertible into 531,915 shares of Common
   BENEFICIALLY          Stock)(1)(2)

     OWNED BY            Warrants (exercisable into 531,915 shares of Common
                         Stock)/(2)/
       EACH        -----------------------------------------------------------
                         SOLE DISPOSITIVE POWER
    REPORTING       7.

      PERSON                   0
                   -----------------------------------------------------------
       WITH              SHARED DISPOSITIVE POWER
                    8.   See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.   See Row 6 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (2)
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.   Approximately 5.4% as of the date of filing of this statement.
      (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
                                      OO;HC

------------------------------------------------------------------------------

(2)Series A Convertible Notes also accrue interest at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

-------------------                                         ------------------
CUSP NO. 282912 104                   13G                   Page 5 of 17 Pages
-------------------                                         ------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Kenneth Griffin

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
       U.S. Citizen
       U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $3,750,000 principal amount of Series A Convertible
     OWNED BY             Notes (convertible into 531,915 shares of Common
                          Stock)/(1)(2)/
       EACH
                          Warrants (exercisable into 531,915 shares of Common
    REPORTING             Stock)/(2)/
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7
       WITH               0

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11 Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------


/(1)/Series A Convertible Notes also accrue interest at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

  CUSIP NO. 282912 10 4                 13G              Page 6 of 17 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON


      Name Wellington Partners Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $3,750,000 principal amount of Series A Convertible
      OWNED BY            Notes (convertible into 531,915 shares of Common
                          Stock)(1)(2)
       EACH
                          Warrants (exercisable into 531,915 shares of Common
    REPORTING             Stock)(2)

      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7

                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(2)
10
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN; HC

------------------------------------------------------------------------------

(2) Series A Convertible Notes also accrue interest at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

                                      13G

            ------------                                     ------------------
  CUSIP NO. 2829212 10 4                                     Page 7 of 17 Pages
            ------------                                     ------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Named Wingate Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [x]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

            Cayman Islands company
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          $3,750,000 principal amount of Series A Convertible
      OWNED BY            Notes (convertible into 531,915 shares of Common
                          Stock)/(1)(2)/
       EACH
                          Warrants (exercisable into 531,915 shares of Common
    REPORTING             Stock)/(2)/
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7.
       WITH               0
                    -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8.
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/(2)/ 10.
                                                                    [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
      Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of
      December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

/(1)/ Series A Convertible Notes also accrue interest at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

---------------------                                         ------------------
CUSIP NO. 282912 10 4                   13G                   Page 8 of 17 Pages
---------------------                                         ------------------



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name Kensington Global Strategies Fund, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Bermuda company
------------------------------------------------------------------------------

                     5.   SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
                          $3,750,000 principal amount of Series A Convertible
     OWNED BY             Notes (convertible into 531,915 shares of Common
                          Stock)(1)(2)
       EACH
                          Warrants (exercisable into 531,915 shares of Common
    REPORTING             Stock) (2)
                   -----------------------------------------------------------
      PERSON         7.   SOLE DISPOSITIVE POWER

                          0
       WITH        -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(2)
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11. Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO; HC
------------------------------------------------------------------------------

(1) Series A Convertible Notes also accrue interest at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

---------------------                                       ------------------
CUSIP NO. 282912 10 4                  13G                  Page 9 of 17 Pages
---------------------                                       ------------------



------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Fisher Capital Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Cayman Islands company
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER

   BENEFICIALLY           $3,750,000 principal amount of Series A Convertible
                          Notes (convertible into 531,915 shares of Common
     OWNED BY             Stock)(1)(2)

       EACH               Warrants (exercisable into 531,915 shares of Common
                          Stock)(2)
    REPORTING      -----------------------------------------------------------
                     7.   SOLE DISPOSITIVE POWER
      PERSON
                          0
                   -----------------------------------------------------------
       WITH          8.   SHARED DISPOSITIVE POWER

                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(2)
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11. Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------

(1) Series A Convertible Notes also accrue interest at a rate of 4.0% per annum, payable semiannually in cash or Common Stock, at the discretion of the Issuer.

CUSIP NO. 282912 10 4                13G                    Page 10 of 17 Pages



                                  SCHEDULE 13G
                                  ------------

Item 1(a)  Name of Issuer: 8X8, INC.

     1(b)  Address of Issuer's Principal Executive Offices:

                      2445 MISSION COLLEGE BLVD.
                      SANTA CLARA, CALIFORNIA 95054

Item 2(a)  Name of Person Filing
Item 2(b)  Address of Principal Business Office
Item 2(c)  Citizenship

                      Citadel Limited Partnership
                      225 W. Washington
                      9th Floor
                      Chicago, Illinois 60606
                      Illinois limited partnership

                      GLB Partners, L.P.
                      225 W. Washington
                      9th Floor
                      Chicago, Illinois 60606
                      Delaware limited partnership

                      Citadel Investment Group, L.L.C.
                      225 W. Washington
                      9th Floor
                      Chicago, Illinois 60606
                      Delaware limited liability company

                      Kenneth Griffin
                      225 W. Washington
                      9th Floor
                      Chicago, Illinois 60606
                      U.S. Citizen

---------------------                                   -------------------
CUSIP NO. 282912 10 4               13G                 Page 11 of 17 Pages
---------------------                                   -------------------


                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    Wingate Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Fisher Capital Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

   2(d)  Title of Class of Securities:

                    Common Stock, par value $0.001 per share

   2(e)  CUSIP Number:         282912 10 4


Item 3   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

      (a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

      (b) [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

      (c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

---------------------                                       -------------------
CUSIP NO. 282912 10 4                13G                    Page 12 of 17 Pages
---------------------                                       -------------------

         (d) [__] Investment company registered under Section 8 of the Investment Company Act;

         (e) [__]  An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

         (f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

         (h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [__]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [x]

---------------------                                       -------------------
CUSIP NO. 282912 10 4                13G                    Page 13 of 17 Pages
---------------------                                       -------------------


Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
WINGATE CAPITAL LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
FISHER CAPITAL LTD.

   (a)   Amount beneficially owned:

$3,750,000 principal amount of Series A Convertible Notes (convertible into 531,915 shares of Common Stock/(1)(2)/
Warrants (exercisable into 531,915 shares of Common Stock)/(2)/


   (b)   Percent of Class:

Approximately 5.4% as of the date of filing of this statement. (Based on 18,539,338 shares of Common Stock issued and outstanding as of December 10, 1999, plus the Common Stock issuable upon the conversion of the Series A Convertible Notes and exercise of the Warrants referred to in item (a) above.)

   (c)   Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:

                    0

         (ii) shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv) shared power to dispose or to direct the disposition of:

                See item (a) above.

---------------------                                       -------------------
CUSIP NO. 282912 10 4                13G                    Page 14 of 17 Pages
---------------------                                       -------------------

(2) The Series A Convertible Notes (the "Series A Notes") accrue interest at the rate of 4.0% per annum, payable semiannually in cash or Common Stock at the discretion of the Company. The securities reported herein include securities that the holders may acquire in the future through (i) the conversion of the Series A Notes, which may be converted by the Reporting Persons at any time prior to and including December 15, 2002 (subject to extension in certain circumstances) into shares of Common Stock at a conversion price equal to 117.5% of the average of the closing bid price of the Common Stock for the five trading days starting February 1, 2000, provided that the conversion price shall not exceed $7.05 nor be less than $4.00 (subject to adjustments to prevent dilution) (the "Series A Conversion Price"), and (ii) the exercise by the Reporting Persons at any time prior to and including December 15, 2002 of warrants to purchase that number of shares equal to the aggregate outstanding principal amount of the Series A Notes on February 8, 2000 divided by the Series A Conversion Price on such date (the "Series A Warrants"). The exercise price of the Series A Warrants is equal to the Series A Conversion Price.

     As a consequence of the future pricing for purposes of conversion of the Series A Notes and determination of the number of shares of Common Stock which will be subject to the Series A Warrants, the number of shares of Common Stock into which the Series A Notes may be converted and the Series A Warrants may be exercised, and consequently the number of shares of such securities which the holders of such securities may be deemed to beneficially own, will not be determinable until February 8, 2000.

     The beneficial ownership reported by the Reporting Persons is based on the maximum Conversion Price of $7.05 which would at a minimum provide the Reporting Persons with beneficial ownership of 5.4% of the outstanding shares of Common Stock after conversion and exercise, based on 18,539,338 shares of Common Stock outstanding on December 10, 1999. If the Conversion Price were to be set at the minimum Conversion Price of $4.00 the Reporting Persons would have beneficial ownership of 9.2% of the outstanding shares of Common Stock after conversion and exercise, based on 18,539,338 shares of Common Stock outstanding on December 10, 1999.

     The Reporting Persons also own the same principal amount of the Company's Series B Convertible Notes (the "Series B Notes") as they own of Series A Notes and they own warrants to acquire the same number of shares of Common Stock (the "Series B Warrants") into which the Series B Notes are convertible. The Series B Notes accrue interest at the rate of 4.0% per annum, payable semiannually in cash or Common Stock at the discretion of the Company. The securities reported herein include securities that the holders may acquire in the future through (i) the conversion of the Series B Notes, which may be converted by the Reporting Persons at any time prior to and including December 15, 2002 (subject to extension in certain circumstances) into shares of Common Stock at a conversion price equal to 117.5% of the average of the closing bid price of the Common Stock for the five trading days starting March 8, 2000 (subject to adjustments to prevent dilution) (the "Series B Conversion Price"), and (ii) the exercise by the Reporting Persons at any time prior to and including December 15, 2002 of warrants to purchase that number of shares equal to the aggregate outstanding principal amount of the Series B Notes on March 30, 2000 divided by the Series B Conversion Price on such date (the "Series B Warrants"). The exercise price of the Series B Warrants is equal to the Series B Conversion Price.

---------------------                                       -------------------
CUSIP NO. 282912 10 4                13G                    Page 15 of 17 Pages
---------------------                                       -------------------

     As a consequence of the future pricing for purposes of conversion of the Series B Notes and determination of the number of shares of Common Stock which will be subject to the Series B Warrants, the number of shares of Common Stock into which the Series B Notes may be converted and the Series B Warrants may be exercised, and consequently the number of shares of such securities which the holders of such securities may be deemed to beneficially own, will not be determinable until March 30, 2000. Subject to certain conditions, the Company has the right to redeem the Series B Notes prior to March 30, 2000.

     Pursuant to the terms of the Series A Notes, Series B Notes, Series A Warrants and Series B Warrants the Reporting Persons cannot be "beneficial owners" of more than 10.00% of the securities of the Company within the meaning of Rule 13-d.

Item 5    Ownership of Five Percent or Less of a Class:

                    Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                    See Item 2 above.

Item 8    Identification and Classification of Members of the Group:

                    Not Applicable.

Item 9    Notice of Dissolution of Group:

                    Not Applicable.

Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

---------------------                                       -------------------
CUSIP NO. 282912 10 4                  13G                  Page 20 of 21 Pages
---------------------                                       -------------------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 27th day of December, 1999      /s/ Kenneth Griffin
                                           -------------------------------------
                                           Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                    By: /s/ Kenneth Griffin
    its General Partner                        ---------------------------------
                                               Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
   ----------------------------------
   Kenneth Griffin, President

GLB PARTNERS, L.P.                         WINGATE CAPITAL LTD.

By: Citadel Investment Group, L.L.C.,      By: Citadel Limited Partnership,
    its General Partner                        its Trading Manager

By: /s/ Kenneth Griffin                    By: GLB Partners, L.P.,
   ----------------------------------          its General Partner
   Kenneth Griffin, President
                                           By: Citadel Investment Group, L.L.C.,
                                               its General Partner

                                           By: /s/ Kenneth Griffin
                                              ----------------------------------
                                              Kenneth Griffin, President

WELLINGTON PARTNERS LIMITED                FISHER CAPITAL LTD.
PARTNERSHIP

By: Citadel Limited Partnership,           By: Citadel Limited Partnership,
    its General Partner                        its Trading Manager

By: GLB Partners, L.P.,                    By: GLB Partners, L.P.,
    its General Partner                        its General Partner

By: Citadel Investment Group, L.L.C.,      By: Citadel Investment Group, L.L.C.,
    its General Partner                        its General Partner

By: /s/ Kenneth Griffin                    By: /s/ Kenneth Griffin
   ----------------------------------         ----------------------------------
   Kenneth Griffin, President                 Kenneth Griffin, President

CUSIP NO. 282912 10 4                  13G                   Page 20 of 21 Pages


KENSINGTON GLOBAL STRATEGIES FUND, LTD.

By:      Citadel Limited Partnership,
         its Trading Manager

By:      GLB Partners, L.P.,
         its General Partner

By:      Citadel Investment Group, L.L.C.,
         its General Partner

By:      /s/ Kenneth Griffin
         --------------------------------------------
             Kenneth Griffin, President